Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

THIRD QUARTER SALES CONTINUED TO BE CONSTRAINED BY SEMICONDUCTOR SHORTAGES ALTHOUGH IMPROVED FROM SECOND QUARTER

Gaydon, UK, 12th January 2022: Jaguar Land Rover retail sales for the three-month period to 31 December 2021 continued to be constrained by the global semiconductor shortage, though the Company started to see some improvement in chip supply and wholesale volumes compared to the preceding quarter. Underlying demand for Jaguar Land Rover products remains strong and the Company has proactively managed semiconductor supplies to maximise production of higher margin products.

Retail sales for the quarter ending 31 December 2021 were 80,126 vehicles, down 13.6% (12.6k units) from the preceding quarter ending 30 September 2021 and 37.6% (48.3k units) from the quarter a year ago ending 31 December 2020. Retails were lower across all regions compared to the preceding quarter, including China (-6.9%), Europe (-6.8%), North America (-11.8%), UK (-24.3%), and Overseas (-25.4%).

However, wholesale volumes were 69,182 units and production volumes were 72,184 units in the period (both excluding China JV), up 8% and 41% respectively compared to the preceding quarter ending 30 September 2021. The increase in production in particular reflects a start in improved chip supply. Compared to the preceding quarter, Range Rover wholesale volumes were up by 91.8%, Range Rover Sport by 64.0% and I-Pace by 34.5%.

Retail sales for the calendar year 2021 were 420,856, down 1.2% compared to the calendar year 2020 with Land Rover sales up 3.4%.

Despite the impact of the semiconductor shortage on production and sales, the Company continues to see strong demand for its products with global retail orders at record levels. The total order book has grown to over 154,000 units, up about 30,000 orders from the prior quarter for the New Range Rover, while demand for the Land Rover Defender remains strong with about 36,000 orders.

Commenting on the sales results, Lennard Hoornik, Jaguar Land Rover Chief Commercial Officer, said:

“The New Range Rover is the embodiment of Jaguar Land Rover’s vision for Modern Luxury by Design. We are delighted that positive feedback at launch has led to a strong order intake for this first all new modern luxury model. Furthermore, the Land Rover Defender continues to contribute to a record order bank next to our all electric Jaguar I-PACE. Semi-conductor supply challenges continue within the industry but our wholesale volumes are improving. We look forward to completing delivery to global customers as supply improves in 2022.”

At the end of January, Jaguar Land Rover expects to report unaudited results for the three months ending 31 December 2021. Initial estimated cashflow for the quarter is around £150 million positive.

Looking ahead, the chip shortage remains dynamic and difficult to forecast, however, we expect supply to continue to improve in Q4 of the fiscal year ending 31 March 2022.

Q3 retail sales summary

	FY22 Q3 October – December 2021
	Units	QoQ % change	YoY % Change
Jaguar Land Rover	80,126	(13.6)%	(37.6%)
Jaguar	14,407	(25.2)%	(48.7%)
Land Rover	65,719	(10.5)%	(34.5%)

	Calendar Year January – December 2021
	Units	YoY % Change
Jaguar Land Rover	420,856	(1.2%)
Jaguar	86,270	(15.8%)
Land Rover	334,586	3.4%

ENDS

Notes to Editors

About Jaguar Land Rover

For more information about Jaguar Land Rover’s Reimagine strategy please visit: https://www.jaguarlandrover.com/reimagine

About Jaguar Land Rover: Reimagining the future of modern luxury by design

Jaguar Land Rover is reimagining the future of modern luxury by design through its two distinct, British brands.

Our current model range embraces fully electric, plug-in hybrid and mild-hybrid vehicles, as well as the latest diesel and petrol engines. Our class-leading Jaguars and Land Rovers are in demand around the world and in Fiscal 2020/21 we sold 439,588 vehicles in 127 countries. Land Rover is the global leader of luxury SUVs through its three families of Range Rover, Discovery and Defender. Jaguar is the first ever brand to offer a premium all-electric performance SUV, the Jaguar I-PACE.

At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and a Battery Assembly Centre in the UK. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. Three of our seven technology hubs are in the UK – Manchester, Warwick (NAIC) and London – with additional sites in Shannon, Ireland, Portland, USA, Budapest, Hungary and Shanghai, China.

Central to our Reimagine strategy is the electrification of both the Land Rover and Jaguar brands with two clear, distinct personalities. All Jaguar and Land Rover nameplates will be available in pure electric form by the end of the decade. This marks the start of the company’s journey to become a net zero carbon business across its supply chain, products and operations by 2039.

As a wholly owned subsidiary of Tata Motors since 2008, Jaguar Land Rover has unrivalled access to leading global players in technology and sustainability within the wider Tata Group.

Jaguar Land Rover PR social channels:

Twitter: @JLR_News;

LinkedIn: @JaguarLandRover

For more information visit www.media.jaguarlandrover.com or contact:

Jess Bowden-Eyre, Corporate Affairs Manager

E: jbowdene@jaguarlandrover.com   T: +44 (0) 7734 855245

About Tata Motors

Part of the USD 109 billion Tata group, Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 34 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia, supported by a strong global network of 103 subsidiaries, 9 associate companies, 4 joint ventures and 2 joint operations as on March 31, 2021, Tata Motors’ commercial and passenger vehicles are marketed in countries, spread across Africa, Middle East, South & South East Asia, Australia, South America, Russia and other CIS countries.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.